Exhibit 99.1

Maris-Tech Receives Order to Conduct Situational Awareness Pilot on Armored Vehicle in the United States

Pilot program to demonstrate integrated multi-sensor battlefield awareness capabilities for armored platform crews

Rehovot, Israel, March 27, 2026 (GLOBE NEWSWIRE) — Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced that it has received an order to conduct a situational awareness pilot program on an armored vehicle platform in the United States.

The pilot program is expected to integrate several of the Company’s technologies to demonstrate enhanced battlefield awareness capabilities intended to improve operational visibility for armored vehicle crews.

As part of the pilot, Maris-Tech’s Diamond Ultra platform will be combined with the Peridot night-vision module and a thermal camera dome, providing multi-directional sensing around the vehicle. Together, these systems are designed to deliver 3D situational awareness by fusing multiple sensor inputs into a unified operational view.

The pilot is expected to demonstrate how integrated electro-optical and thermal sensing technologies can provide armored vehicle operators with improved situational and environmental awareness, which may enable crews to better detect and assess potential threats in complex operational environments.

If successful, the pilot program could create opportunities for broader deployment of Maris’ situational awareness solutions within the U.S. defense market, as well as potential applications for additional global defense programs.

Israel Bar, Chief Executive Officer of Maris-Tech, commented, “We believe that this pilot reflects the growing recognition of Maris-Tech’s technologies within the situational awareness domain and the increasing demand for integrated visibility solutions for armored platforms. We believe that it is also the result of our continued marketing and business development efforts in the U.S. defense market. We believe our ability to combine advanced video processing with multi-sensor fusion provides operators with meaningful advantages in complex battlefield environments.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the integration of the Company’s technologies in the pilot program, demonstration of enhanced battlefield awareness capabilities, the future benefits of the Company’s technology, potential opportunities for broader deployment in the U.S. defense market, potential relevance for additional global defense programs, and the expected benefits of combining video processing with multi-sensor fusion. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com